Exhibit 99.3

SPARK Matrix Customer Journey Analytics 2020 Recognizes NICE Nexidia as

Technology Leader and Cites NICE ENLIGHTEN as a Differentiator

The Quadrant Knowledge report recognizes NICE’s strengths in AI and highlights its sophisticated technology platform, including Journey Excellence Score as distinctive differentiators

Hoboken, N.J., December 3, 2020 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Technology Leader by Quadrant Knowledge Solutions for its Customer Engagement Analytics offering. In its SPARK Matrix: Customer Journey Analytics 2020 Report, Quadrant Knowledge noted NICE Nexidia’s “sophisticated technology platform offering distinctive customer journey analytics differentiators” in the integrated analysis of structured and unstructured customer interactions. NICE ENLIGHTEN and Journey Excellence Score (JES) feature among the top strengths acknowledged in the report.

Priyanka Panhale, Analyst, Quadrant Knowledge Solutions, said, “The COVID 19 pandemic has impacted organizations globally who are gradually shifting to adopt new business models to sustain themselves in this challenging environment. Nevertheless, brands will continue to invest in their digital capabilities to strengthen operations with a prime focus on delivering an advanced customer experience to gain a competitive advantage in the future. We believe customer engagement analytics solutions, enriched with AI that provide comprehensive insights and drive actions to boost experiences, such as those by NICE Nexidia, are critical for organizations to pivot to success.”

The Quadrant Knowledge report cites several strengths and differentiators for NICE Nexidia Customer Engagement Analytics, including noting that the solution comprises “full spectrum” journey and interaction analytics, industry-leading AI, intuitive and flexible visualizations, and secure and scalable deployment models.” Another key strength highlighted by Quadrant Knowledge is that NICE ENLIGHTEN “drives and enhances customer and employee satisfaction by providing deep insights and immediately converting them into actions. Additionally, it enables agents, team leaders, managers, and executives to remotely monitor customer and business-related KPI’s.” NICE Nexidia’s unique Journey Excellence Score (JES), an AI-powered metric to measure customer experience across omnichannel journeys is also noted in the report.

The SPARK Matrix 2020 acknowledges NICE Nexidia’s robust presence in North America as well as its expansion in Europe and Asia Pacific. NICE’s strength in the top verticals, including telecom, healthcare, public sector, banking & financial services, hospitality & travel, and retail and e-commerce, is also noted in the report, in addition to the “comprehensive” roadmap for these solutions.

Barry Cooper, NICE Enterprise Group President, said, “NICE is proud to be recognized by Quadrant Knowledge as a Technology Leader in its inaugural 2020 report evaluating Customer Engagement Analytics solutions. NICE has recently invested heavily in order to re-invent how organizations use CEA solutions to enable them to leapfrog from insights into actions that influence customers’ experiences and journeys. The most significant of these is NICE ENLIGHTEN which is the first comprehensive AI framework for customer engagement which interprets and predicts human behaviors by objectively measuring all interactions. This recognition from Quadrant Knowledge serves as a strong acknowledgment that we deliver on exactly that.”

Quadrant Knowledge Solutions’ SPARK Matrix for Customer Journey Analytics provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor participant ranks related to their competitors across several axis representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.